UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PAA Natural Gas Storage, L.P.
(Name of Issuer)
Common Units Representing Limited Partner Interests
(Title of Class of Securities)
693139107
(CUSIP Number)
Tim Moore
Vice President, General Counsel and Secretary
Plains All American GP LLC
333 Clay Street, Suite 1600
Houston, Texas 77002
(713) 646-4100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
February 8, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

(Continued on following pages)

SCHEDULE 13 D

CUSIP No.	693139107

1	NAME OF REPORTING PERSON Plains All American Pipeline, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (please see Item 3 below)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States

	7	SOLE VOTING POWER

NUMBER OF		53,707,221 Common Units+

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 Common Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		53,707,221 Common Units+

WITH	10	SHARED DISPOSITIVE POWER

0 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

53,707,221 Common Units+

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

63.5% of Common Units on a fully diluted basis

14	TYPE OF REPORTING PERSON

PN

+	Includes 11,934,351 Series A Subordinated Units and 13,500,000 Series B Subordinated Units, each representing limited partner interests in the Issuer. The Series A Subordinated Units may be converted into Common Units on a one-for-one basis upon termination of the subordination period under certain circumstances, as set forth in the Second Amended and Restated Agreement of Limited Partnership of PAA Natural Gas Storage, L.P. (the “Partnership Agreement”). The Series B Subordinated Units may be converted into Series A Subordinated Units on a one-for-one basis upon the satisfaction of certain operational and financial conditions or, if the subordination period has ended at the time the various operation and financial conditions are satisfied, into Common Units on a one-for-one basis, as set forth in the Partnership Agreement.

SCHEDULE 13 D

CUSIP No.	693139107

1	NAME OF REPORTING PERSON PAA GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (please see Item 3 below)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States

	7	SOLE VOTING POWER

NUMBER OF		53,707,221 Common Units+

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 Common Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		53,707,221 Common Units+

WITH	10	SHARED DISPOSITIVE POWER

0 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

53,707,221 Common Units+

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

63.5% of Common Units on a fully diluted basis

14	TYPE OF REPORTING PERSON

OO

+	Includes 11,934,351 Series A Subordinated Units and 13,500,000 Series B Subordinated Units, each representing limited partner interests in the Issuer. The Series A Subordinated Units may be converted into Common Units on a one-for-one basis upon termination of the subordination period under certain circumstances, as set forth in the Second Amended and Restated Agreement of Limited Partnership of PAA Natural Gas Storage, L.P. (the “Partnership Agreement”). The Series B Subordinated Units may be converted into Series A Subordinated Units on a one-for-one basis upon the satisfaction of certain operational and financial conditions or, if the subordination period has ended at the time the various operation and financial conditions are satisfied, into Common Units on a one-for-one basis, as set forth in the Partnership Agreement.

SCHEDULE 13 D

CUSIP No.	693139107

1	NAME OF REPORTING PERSON Plains AAP, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (please see Item 3 below)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States

	7	SOLE VOTING POWER

NUMBER OF		53,707,221 Common Units+

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 Common Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		53,707,221 Common Units+

WITH	10	SHARED DISPOSITIVE POWER

0 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

53,707,221 Common Units+

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

63.5% of Common Units on a fully diluted basis

14	TYPE OF REPORTING PERSON

PN

+	Includes 11,934,351 Series A Subordinated Units and 13,500,000 Series B Subordinated Units, each representing limited partner interests in the Issuer. The Series A Subordinated Units may be converted into Common Units on a one-for-one basis upon termination of the subordination period under certain circumstances, as set forth in the Second Amended and Restated Agreement of Limited Partnership of PAA Natural Gas Storage, L.P. (the “Partnership Agreement”). The Series B Subordinated Units may be converted into Series A Subordinated Units on a one-for-one basis upon the satisfaction of certain operational and financial conditions or, if the subordination period has ended at the time the various operation and financial conditions are satisfied, into Common Units on a one-for-one basis, as set forth in the Partnership Agreement.

SCHEDULE 13 D

CUSIP No.	693139107

1	NAME OF REPORTING PERSON Plains All American GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (please see Item 3 below)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States

	7	SOLE VOTING POWER

NUMBER OF		53,707,221 Common Units+

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 Common Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		53,707,221 Common Units+

WITH	10	SHARED DISPOSITIVE POWER

0 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

53,707,221 Common Units+

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

63.5% of Common Units on a fully diluted basis

14	TYPE OF REPORTING PERSON

OO

+	Includes 11,934,351 Series A Subordinated Units and 13,500,000 Series B Subordinated Units, each representing limited partner interests in the Issuer. The Series A Subordinated Units may be converted into Common Units on a one-for-one basis upon termination of the subordination period under certain circumstances, as set forth in the Second Amended and Restated Agreement of Limited Partnership of PAA Natural Gas Storage, L.P. (the “Partnership Agreement”). The Series B Subordinated Units may be converted into Series A Subordinated Units on a one-for-one basis upon the satisfaction of certain operational and financial conditions or, if the subordination period has ended at the time the various operation and financial conditions are satisfied, into Common Units on a one-for-one basis, as set forth in the Partnership Agreement.

Item 1. Security and Issuer
     This Schedule 13D (“Schedule 13D”) relates to the common units representing limited partner interests (the “Common Units”) of PAA Natural Gas Storage, L.P., a Delaware limited partnership (the “Issuer” or the “Partnership”), which has its principal executive offices at 333 Clay Street, Suite 1500, Houston, Texas 77002.
Item 2. Identity and Background
(a)	Name of Persons Filing this Schedule 13D:
(1)	Plains All American Pipeline, L.P., a Delaware limited partnership (“PAA”),

(2)	PAA GP LLC, a Delaware limited liability company (“General Partner”),

(3)	Plains AAP, L.P., a Delaware limited partnership (“AAP”), and

(4)	Plains All American GP LLC, a Delaware limited liability company (“GP LLC” and, together with PAA, GP LLC and AAP, the “Reporting Persons”).
General Partner is the sole general partner of PAA, the record holder of the Common Units. AAP is the sole member of General Partner and GP LLC is the sole general partner of AAP. Accordingly, General Partner, AAP and GP LLC may, pursuant to Rule 13d-3, be deemed to be indirect beneficial owners of any securities held by PAA. Accordingly the Reporting Persons are hereby filing a joint Schedule 13D.

PAA is also the sole member of PNGS GP LLC, which is the general partner of the Issuer. Therefore, PAA (and the other Reporting Persons) may also, pursuant to Rule 13d-3, be deemed to beneficially own the general partner interest and incentive distribution rights (representing the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in the Issuer, which are owned by PNGS GP LLC.
(b)	Principal Business Address and Principal Office Address of Reporting Persons:
(1)	The principal business address and principal office address of each of the Reporting Persons is 333 Clay Street, Suite 1600, Houston, Texas 77002.
(c)	Present Principal Occupation or Principal Business of Reporting Persons:
(1)	The principal business of PAA is the transportation, storage, terminalling and marketing of crude oil, refined products and liquefied petroleum gas and other natural gas-related petroleum products.

(2)	The principal business of General Partner is to hold the general partner interest in PAA and to manage the business and affairs of PAA.

(3)	The principal business of AAP is to hold the membership interest in General Partner, to hold the incentive distribution rights in PAA and to manage the business and affairs of General Partner.

(4)	The principal business of the GP LLC is to hold the general partner interest in AAP and to manage the business and affairs of AAP. GP LLC also manages the business and affairs of PAA and employs PAA’s management and operational personnel.
     (d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
     (f) Not applicable.
     In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the general partners, executive officers, board of directors and each person controlling a Reporting Person, as applicable (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D, is provided on Schedule 1 hereto and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of Listed Persons has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     (a) Issuer’s Initial Public Offering
     At the closing of the Issuer’s initial public offering (“IPO”) on May 5, 2010, the following transaction, among others, occurred:
•	The Issuer issued 18,106,529 Common Units, 13,934,351 Series A Subordinated Units, and 11,500,000 Series B Subordinated Units to PAA, representing an aggregate approximate 76.4% limited partner interest in the Issuer as of such time, pursuant to that certain Contribution Agreement, dated as of April 29, 2010, by and among the Issuer, PNGS GP LLC, PAA, PAA Natural Gas Storage, LLC, PAA/Vulcan Gas Storage, LLC, Plains Marketing, L.P. and Plains Marketing GP Inc.
     Upon the termination of the applicable subordination period as set forth in the Issuer’s Second Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”), the Series A Subordinated Units are convertible into Common Units on a one-for-one basis and the Series B Subordinated Units are convertible into Series A Subordinated Units on a one-for-one basis or, under certain circumstances, into Common Units on a one-for-one basis. The Series A Subordinated Units and Series B Subordinated Units may be collectively referred to herein as the “Subordinated Units.”
     In August 2010, in connection with a modification of the Issuer’s capital structure, PAA exchanged two million Series A Subordinated Units for two million Series B Subordinated Units; as a result, the number of Series A Subordinated Units held by PAA was reduced to 11,934,351 and the number of Series B Subordinated Units held by PAA was increased to 13,500,000.
          (b) Private Placement of Common Units
     At the closing of the Issuer’s sale of 27,598,045 Common Units on February 8, 2011 in an offering exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 4(2) thereof (the “Private Placement”), the following transaction, among others, occurred:
•	The Issuer issued 10,166,341 Common Units to PAA, representing a 12.0% limited partner interest in the Issuer as of such time.
     PAA purchased the Common Units for approximately $218 million and a proportionate general partner capital contribution of approximately $12 million.
     As a result of the Private Placement, PAA’s aggregate limited partner interest in the Issuer decreased to 63.5% from 76.4% prior to the transaction.
Item 4. Purpose of Transaction
     Each of the Reporting Persons acquired the Common Units reported herein solely for investment purposes. The Reporting Persons may make additional purchases of Common Units either in the open market or in private transactions depending on such Reporting Person’s business, prospects and financial condition, the market for the Common Units, general economic conditions, stock market conditions and other future developments.
     The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:
     (a) The Subordinated Units owned by PAA are convertible into Common Units on a one-for-one basis under certain circumstances as set forth under Item 6 below.
     (b) None.
     (c) None.
     (d) PNGS GP LLC, the general partner of the Issuer, is controlled directly by PAA and indirectly by the other Reporting Persons. PNGS GP LLC manages the Issuer’s operations and activities and the board of directors of PNGS GP LLC oversees the Issuer’s operations. As the sole member of PNGS GP LLC, PAA has the right to elect PNGS GP LLC’s entire board of directors. The Reporting Persons, however, have no current intention of changing the board of directors or management of PNGS GP LLC.

     (e) The Reporting Persons, as the direct and indirect owners of the general partner of the Issuer, may cause the Issuer to change its dividend policy or its capitalization, through the issuance of debt or equity securities, from time to time in the future. The Reporting Persons, however, have no current intention of changing the present capitalization or dividend policy of the issuer.
     (f) None.
     (g) The Reporting Persons, as the direct and indirect owners of the general partner of the Issuer, may cause changes to the Issuer’s Certificate of Limited Partnership and Partnership Agreement. The Reporting Persons, however, have no current intention of changing the Issuer’s Certificate of Limited Partnership, Partnership Agreement or any other instrument relating thereto to impede the acquisition of control of the Issuer by any person.
     (h) None.
     (i) None.
     (j) Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the Common Units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.
Item 5. Interest in Securities of the Issuer
(a)	(1)	PAA is the record and beneficial owner of 53,707,221 Common Units, including 11,934,351 Series A Subordinated Units and 13,500,000 Series B Subordinated Units, which represent all of the outstanding Subordinated Units of PAA as of February 18, 2011. Based on there being 84,618,801 Common and Subordinated Units outstanding as of February 18, 2011, PAA’s Common Units and Subordinated Units represent 63.5% of the outstanding Common Units and Subordinated Units at such time. The Series A Subordinated Units may be converted into Common Units on a one-for-one basis upon termination of the subordination period under certain circumstances, as set forth in the Partnership Agreement. The Series B Subordinated Units may be converted into Series A Subordinated Units on a one-for-one basis upon the satisfaction of certain operational and financial conditions or, if the subordination period for the Series A Subordinated Units has ended at the time the operation and financial conditions are satisfied, into Common Units on a one-for-one basis, as set forth in the Partnership Agreement.
PAA, as the sole member of PNGS GP LLC, the general partner of the Issuer, may also, pursuant to Rule 13d-3, be deemed to beneficially own the equity interest representing a 2% general partner interest and the incentive distribution rights (representing the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in the Issuer held by PNGS GP LLC.

(2)	The General Partner, AAP and GP LLC may, pursuant to Rule 13d-3, be deemed to be indirect beneficial owners of the securities held by PAA, described in (a)(1) above.
     (b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. See Schedule 1 for the information applicable to the Listed Persons.
     (c) Except as described in Item 3 above or elsewhere in this Schedule 13D, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons has effected any transactions in the Common Units during the past 60 days.
     (d) Not applicable.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference herein.
     To the Reporting Persons’ knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, other than the following:
     In September 2010, PAA entered into transaction grant agreements with Greg Armstrong, Harry Pefanis and Al Swanson, who are executive officers of PAA, pursuant to which these individuals acquired phantom common units, phantom series A subordinated units and phantom series B subordinated units, representing a portion of the limited partner interests of PNG issued to PAA in connection with PNG’s IPO. The phantom units will vest as follows: (i) the phantom common units will vest 50% on May 5, 2011 and 50% on May 5, 2012; (ii) the phantom series A subordinated units will vest upon conversion of the Series A Subordinated Units into Common Units; and (iii) the phantom series B subordinated units will vest in increments of 20%, 21%, 15%, 22% and 22%, respectively, in connection with the conversion of the First through Fifth Tranches of Series B Subordinated Units. Upon vesting, the phantom common units and phantom series A subordinated units will be payable one-for-one by PAA in Common Units of PNG, and the phantom series B subordinated units will be payable one-for-one by PAA in Series

A Subordinated Units or Common Units of PNG it receives upon conversion of the Series B Subordinated Units. Any phantom series A subordinated units and phantom series B subordinated units that have not vested as of December 31, 2018 will be automatically cancelled on such date. The number of phantom units of each class or series granted by PAA to Messrs. Armstrong, Pefanis and Swanson is as follows: Mr. Armstrong, 62,000 each of phantom common units, phantom series A subordinated units and phantom series B subordinated units; Mr. Pefanis, 42,000 each of phantom common units, phantom series A subordinated units and phantom series B subordinated units; and Mr. Swanson, 21,000 each of phantom common units, phantom series A subordinated units and phantom series B subordinated units.
Item 7. Material to Be Filed as Exhibits

Schedule I	Identity and Background of the Listed Persons pursuant to Item 2 and General Instruction C to Schedule 13D

Exhibit A	Second Amended and Restated Limited Partnership Agreement of PAA Natural Gas Storage L.P., dated as of August 16, 2010 (filed as Exhibit 3.1 to PAA Natural Gas Storage L.P.’s Current Report on Form 8-K filed with the Commission on August 20, 2010 (File No. 001-34722) and incorporated herein in its entirety by reference).

Exhibit B	Contribution Agreement by and among PAA Natural Gas Storage, L.P., PNGS GP LLC, Plains All American Pipeline, L.P., PAA Natural Gas Storage, LLC, PAA/Vulcan Gas Storage, LLC, Plains Marketing, L.P. and Plains Marketing GP Inc., dated as of April 29, 2010 (filed as Exhibit 10.1 to PAA Natural Gas Storage L.P.’s Current Report on Form 8-K filed with the Commission on May 4, 2010 (File No. 001-34722) and incorporated herein in its entirety by reference).

Exhibit C	Joint Filing Statement (filed herewith).

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 18, 2011

PLAINS ALL AMERICAN PIPELINE, L.P.
By:	PAA GP LLC, its general partner

By:	Plains AAP, L.P., its sole member

By:	Plains All American GP LLC, its general partner

By:	/s/ Tim Moore
	Name:	Tim Moore
	Title:	Vice President

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 18, 2011

PAA GP LLC
By:	Plains AAP, L.P., its sole member

By:	Plains All American GP LLC, its general partner

By:	/s/ Tim Moore
	Name:	Tim Moore
	Title:	Vice President

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 18, 2011

PLAINS AAP, L.P.
By:	Plains All American GP LLC, its general partner

By:	/s/ Tim Moore
	Name:	Tim Moore
	Title:	Vice President

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 18, 2011

PLAINS ALL AMERICAN GP LLC
By:	/s/ Tim Moore
	Name:	Tim Moore
	Title:	Vice President

EXHIBIT INDEX

Schedule I	Identity and Background of the Listed Persons pursuant to Item 2 and General Instruction C to Schedule 13D

Exhibit A
Second Amended and Restated Limited Partnership Agreement of PAA Natural Gas Storage L.P., dated as of August 16, 2010 (filed as Exhibit 3.1 to PAA Natural Gas Storage L.P.’s Current Report on Form 8-K filed with the Commission on August 20, 2010 (File No. 001-34722) and incorporated herein in its entirety by reference).

Exhibit B
Contribution Agreement by and among PAA Natural Gas Storage, L.P., PNGS GP LLC, Plains All American Pipeline, L.P., PAA Natural Gas Storage, LLC, PAA/Vulcan Gas Storage, LLC, Plains Marketing, L.P. and Plains Marketing GP Inc., dated as of April 29, 2010 (filed as Exhibit 10.1 to PAA Natural Gas Storage L.P.’s Current Report on Form 8-K filed with the Commission on May 4, 2010 (File No. 001-34722) and incorporated herein in its entirety by reference).

Exhibit C	Joint Filing Statement (filed herewith).